November 6, 2018

Brent Willson
President and Chief Executive Officer
NeoVolta Inc.
7660-H Fay Avenue #359
La Jolla, CA 92037

       Re: NeoVolta Inc.
           Draft Offering Statement on Form 1-A
           Submitted October 10, 2018
           CIK No. 0001748137

Dear Mr. Willson:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A Submitted October 10, 2018

Offering Circular Cover Page, page i

1. Please revise to provide the disclosure required by Part II(a)(5) of Form 1-A. Also, reconcile your references to "an unlimited number of" accredited and non-accredited investors with the limitations discussed in that part and the Web site addresses disclosed on pages 2, 25 and 38.
 Brent Willson
FirstNameInc.
NeoVolta LastNameBrent Willson
Comapany 6, 2018
November NameNeoVolta Inc.
November 6, 2018 Page 2
Page 2
FirstName LastName
Potential tariffs or a global trade war . . ., page 7

2. We note your disclosure that none of your "raw materials are included in the latest list of products subject to tariffs." Please tell us whether any of your other imported inputs, such as your product's "main components" as disclosed on page 1 and "continued supply of battery cells" disclosed on page 6, are subject to tariffs. If so, please revise your risk factor disclosure accordingly. Also, please revise in an appropriate section, such as the disclosure beginning on page 17, to clarify the nature of your arrangements with your suppliers. In this regard, we note that much of your disclosures regarding suppliers indicates you currently have arrangements in place; however, you also disclose that you have not yet begun to manufacture your products.
NeoVolta NV14, page 14

3. We note your disclosure on page 18 regarding a phone application that will be used with your product. Please clarify whether this functionality is currently integrated into your product, and, if not, at what stage in the development of the application you are and what remains to make it function as disclosed.
Overview, page 17

4. Please tell us the basis for your belief that your your product will use "safer battery technology" at "a more competitive price point." Please also clarify your statement regarding your "low overhead" in the second paragraph on page 18 given your disclosure about your current stage of development and your lack of a manufacturing history.
         Further, we note your disclosure on the top of page 7 regarding long-term leases and power purchase agreements. Please reconcile this disclosure with disclosure throughout your offering circular indicating you are a manufacturer as opposed to an energy provider.
5. Please expand to clarify the development of your business since formation. For example, given the dates your executive officers began working for you, clarify who formed the company and hired these executives and the source of the technology you intend to incorporate into your product.
6. Please revise to clarify how your product functions. For example, will a purchaser be limited to using only the amount of electricity capable of being stored at which point your product will need to be recharged? In this regard, we note the disclosure on page 21 about your competition appears limited to those currently selling in the ESS market. Please also revise to address competitors who sell other products that supply power, such as generators, and how those products compare to your intended product. As one example, does your product have a continuous uninterrupted supply of power, such that it can recharge while also supplying power?
 Brent Willson
NeoVolta Inc.
November 6, 2018
Page 3
Governmental Regulation, page 22

7. Please revise your disclosure to clarify the regulatory approvals you disclose you may pursue, including what processes you would need to undertake and the costs and timeline of such processes. If sales of your product depend on obtaining required regulatory approvals, ensure your disclosure explains those prerequisites. We note, for example, the
      "required certifications" referenced in your disclosure. We also note the federal tax rebate you mention. Please revise to clarify who receives the benefit and how you determined that all energy storage systems qualify for such a rebate. Your disclosure should clearly explain the program and address the applicability to your business. Certain Relationships and Related Transactions, page 30

8. Please reconcile your disclosure in the last paragraph here and on page 23 regarding when you will have an audit committee. Also clarify your disclosure on page 32 regarding conversion of notes. For example, clarify how the conversion will be "automatic" given the percentage limitations you mention.
Rule 144, page 35

9. Please clarify the applicability of Rule 144 to future sales of your shares given Rule
      144(c). In this regard, we note the penultimate paragraph on page 38. Please file the 2018
      Stock Plan disclosed on page 27 and the lock-up agreement disclosed on page 35, and clarify your disclosure here regarding the number of shares held by the "certain stockholders" who have agreed to the lock up.
       You may contact Eric Atallah at 202-551-3663 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Geoff Kruczek, Senior Attorney, at
202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameBrent Willson
                                                            Division of
Corporation Finance
Comapany NameNeoVolta Inc.
                                                            Office of
Electronics and Machinery
November 6, 2018 Page 3
cc:       Cavas S. Pavri, Esq.
FirstName LastName